UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of the issue of
U.S.$100,000,000 1.1895 per cent. Global Notes due 27 October 2026

by the European Bank for Reconstruction and Development pursuant to its
EUR 45,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 25 October 2021

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the U.S. dollar ("U.S.$") 100,000,000 1.1895 per cent. Global Notes due 27 October 2026 (the "**Notes**") of the European Bank for Reconstruction and Development (the "**Bank**") pursuant to the Bank's EUR 45,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 and a Pricing Supplement dated 25 October 2021 (together, the "**Offering Circular**").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 25 October 2021 (the "**Purchaser's Confirmation**") provided by Wells Fargo Securities, LLC ("**Wells Fargo Securities**") pursuant to a Programme Agreement dated 3 July 2012 (the "**Programme Agreement**"), Wells Fargo Securities has agreed to purchase the Notes. The obligations of Wells Fargo Securities are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.00%	N/A	100.00%
Total	U.S.$100,000,000	N/A	U.S.$100,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

Wells Fargo Securities has agreed to pay the fees and expenses of its own legal advisers, the fees and expenses of Citibank, N.A. and any paying agents, the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Bank in connection with the necessary United States filing, all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the registered notes, the preparation and printing of the Notes (except definitive notes), the Pricing Supplement and any amendments or supplements thereto, if any, and the cost of any publicity agreed by the Bank in connection with the issue of the Notes, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7. Exhibits

(a)   The Deed of Covenant dated 3 July 2012.*

(b)   Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)   (i)   The Programme Agreement dated 3 July 2012.*
         (ii)   The Purchaser's Confirmation dated 25 October 2021.
         (iii)   The Agency Agreement dated 3 July 2012.*

(d)   (i)   The Offering Circular dated 3 July 2012.*
         (ii)   The Supplementary Offering Circular dated 22 July 2019.**
         (iii)   The Pricing Supplement dated 25 October 2021.

---

* Previously filed with the Securities and Exchange Commission on 17 July 2012.
** Previously filed with the Securities and Exchange Commission on 27 August 2019.



WELLS FARGO

Origination & Execution
30 Hudson Yards
14th Floor
New York, NY 10001

Tel: 212 214 6289

25 October 2021

To: European Bank for Reconstruction and Development

Attention: Stefan Filip

Dear Sirs,

European Bank for Reconstruction and Development (the "Issuer")
U.S.$100,000,000 1.895 per cent. Global Notes due 27 October 2026 (the "Notes")
issued pursuant to the European Bank for Reconstruction and Development EUR 45,000,000,000 Global Medium Term Note Programme for the issue of notes

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement.

We confirm that:

(i) We agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the fees and expenses of the Agent and any paying agents;

(c) the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing;

(d) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any; and

(e) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

(ii) In order to permit the Issuer to file with the U.S. Securities and Exchange Commission the report required by 17 C.F.R. § 290.3 no later than the date of this agreement, we confirm that the Notes are expected to be offered and sold in the United States.

In addition, we confirm that the provisions of Clause 3.2.6 of the Programme Agreement dated 3 July 2012 (the "**Programme Agreement**") will not apply in relation to this issue of Notes.

The net proceeds of the issue are U.S.$100,000,000 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with DTC, account number 0250.

**WELLS
FARGO**

Origination & Execution
30 Hudson Yards
14th Floor
New York, NY 10001

Tel: 212 214 6289

Please confirm your agreement to the terms of issue by signing and sending back to us a copy of the Pricing Supplement.

For: **WELLS FARGO SECURITIES, LLC**

By:
    Authorised signatory





25 October 2021

PRICING SUPPLEMENT

European Bank for Reconstruction and Development
U.S.$100,000,000 1.1895 per cent. Global Notes due 27 October 2026 (the "Notes")
issued pursuant to the European Bank for Reconstruction and Development EUR
45,000,000,000 Global Medium Term Note Programme for the issue of notes

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012 as supplemented by the Supplementary Offering Circular dated 22 July 2019 (together, the "**Offering Circular**"). This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	United States Dollar ("**U.S.$**")
2	Nominal Amount:	U.S.$100,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	27 October 2021
5	Issue Price:	100.00 per cent.
6	Maturity Date:	27 October 2026
7	Fungible with existing Notes:	No.

FORM OF THE NOTES

8		Form of Note:	Registered
9		New Global Note:	No
10		Specified Denomination(s):	U.S.$100,000 and integral multiples thereof
11		Exchange of Bearer Notes:	Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with, or on behalf of, DTC and registered in the name of Cede and Co. as nominee for DTC.
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited

circumstances described on page 42 of the Offering Circular.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:	27 October 2021
16	Fixed Rate Notes:	

	(a)	Fixed Rate of Interest:	1.1895 per cent. per annum payable semi-annually in arrear, being U.S.$594.75 per Specified Denomination on each Fixed Interest Date
	(b)	Fixed Interest Dates:	27 April and 27 October in each year, from and including 27 April 2022 up to and including the Maturity Date, subject to and in accordance with the Business Day Convention.
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	30/360
	(f)	Business Day Convention:	Following Business Day
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, New York City is the principal financial centre). London shall be an additional financial centre.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No

17	Zero Coupon Notes:	Not Applicable
18	Floating Rate Notes and Indexed Notes:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies (and for the avoidance of doubt, New York City is the principal financial centre). London shall be an additional financial centre.
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100.00 per cent. per Specified Denomination
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24		Instalment Note:	Not Applicable
25		Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	**Dealer** Wells Fargo Securities, LLC 550 South Tryon Street, 4th Floor MAC D1086-041 Charlotte, NC 28202-4200 Attention: Agency Trading Desk
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager:	Not Applicable
30	Additional selling restrictions:	Not Applicable
31	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable
32	Intended to be held in a manner which would allow Eurosystem eligibility:	No
33	Common Code:	Not Applicable
	ISIN Code:	US29874QEQ38
	CUSIP Number:	29874QEQ3
34	Listing:	None
35	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in	Not Applicable

accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.

36	Additional Information:	Not Applicable
37	Total Commissions:	Not Applicable

This Pricing Supplement comprises the pricing supplement required for issue pursuant to the Euro 45,000,000,000 Global Medium Term Note Programme for the issue of notes of European Bank for Reconstruction and Development as from 27 October 2021 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Authorised signatory

....

CITIBANK, N.A.

(as Agent)